Exhibit 99.5

Wipro Limited

Highlights for the Quarter ended March 31, 2025

REVENUE

$2.60 Bn

QoQ Constant Currency	YoY Constant Currency	Operating Margin
↓ 0.8%	↓ 1.2%	17.5%

STRATEGIC MARKET UNITS MIX

32.8% AMERICAS 1	30.6% AMERICAS 2	26.1% EUROPE	10.5% APMEA

SECTOR MIX

Banking, Financial Services & Insurance	Consumer	Energy, Manufacturing & Resources	Technology & Communications	Health
34.2%	18.9%	17.3%	15.2%	14.4%

TOTAL BOOKINGS **$4.0 Bn** — ↑ 10.5% YoY CC

LARGE DEAL TCV **$1.8 Bn** — ↑ 48.5% YoY CC

EPS **₹3.4** — ↑ 6.2% QoQ; ↑ 25.8% YoY

Operating Cash Flow **$439 Mn**

Operating cash Flow/Net Income **104.4%**

OUTLOOK

for the Quarter ending June 30, 2025

Revenue from our IT Services business segment to be in the range of $2,505 million to $2,557 million*. This translates to sequential guidance of (-)3.5% to (-)1.5% in constant currency terms.

**Outlook for the Quarter ending June 30, 2025, is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.05, AUD/USD at 0.63, USD/INR at 86.60 and CAD/USD at 0.70*

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.4%	14.5%	24.2%

TOTAL HEADCOUNT	233,346	ATTRITION VOL – TTM	15.0%
NET UTILIZATION *EXCLUDING TRAINEES*	84.6%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	62.1%

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Wipro Limited

Highlights for the Year ended March 31, 2025

REVENUE

$10.5 Bn

YoY Reported Currency	YoY Constant Currency	Operating Margin
↓ 2.7%	↓ 2.3%	17.1%

STRATEGIC MARKET UNITS MIX

31.7% AMERICAS 1	30.6% AMERICAS 2	27.1% EUROPE	10.6% APMEA

SECTOR MIX

34.3%	19.1%	17.2%	15.3%	14.1%
Banking, Financial Services & Insurance	Consumer	Energy, Manufacturing & Resources	Technology & Communications	Health

TOTAL BOOKINGS	$14.3 Bn ↓ 3.8% YoY CC	EPS	₹12.6 ↑ 20.3% YoY	Operating Cash Flow	$1,983 Mn
LARGE DEAL TCV	$5.4 Bn ↑ 17.5% YoY CC			Operating cash Flow/Net Income	128.2%

CAPITAL ALLOCATION

The interim dividend of ₹ 6 declared by the Board at its meeting held on January 17th, 2025 shall be considered as final dividend for the financial year 2024-25.

CUSTOMER CONCENTRATION

TOP 1	TOP 5	TOP 10
4.3%	14.0%	23.3%

TOTAL HEADCOUNT	233,346	ATTRITION VOL – TTM	15.0%
NET UTILIZATION *EXCLUDING TRAINEES*	85.6%	OFFSHORE REVENUE *PERCENTAGE OF SERVICES*	60.1%

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Wipro Limited

Results for the Quarter and Year ended March 31, 2025

A IT Services

	FY 24 – 25					FY 23 – 24	
	FY	**Q4**	**Q3**	**Q2**	**Q1**	**FY**	**Q4**
IT Services Revenues ($Mn)	10,511.5	2,596.5	2,629.1	2,660.1	2,625.9	10,805.3	2,657.4
Sequential Growth	-2.7%	-1.2%	-1.2%	1.3%	-1.2%	-3.8%	0.1%
Sequential Growth in Constant Currency Note 1	-2.3%	-0.8%	0.1%	0.6%	-1.0%	-4.4%	-0.3%
Operating Margin % Note 2	17.1%	17.5%	17.5%	16.8%	16.5%	16.1%	16.4%
Strategic Market Units Mix							
Americas 1	31.7%	32.8%	32.3%	30.8%	30.9%	30.0%	30.4%
Americas 2	30.6%	30.6%	30.6%	30.6%	30.8%	30.1%	30.7%
Europe	27.1%	26.1%	26.7%	27.9%	27.6%	28.4%	27.8%
APMEA	10.6%	10.5%	10.4%	10.7%	10.7%	11.5%	11.1%
Sectors Mix							
Banking, Financial Services and Insurance	34.3%	34.2%	34.1%	34.8%	34.0%	33.4%	33.5%
Consumer	19.1%	18.9%	19.0%	19.2%	19.2%	18.8%	18.7%
Energy, Manufacturing & Resources	17.2%	17.3%	16.9%	17.0%	17.6%	18.7%	18.5%
Technology and Communications	15.3%	15.2%	15.3%	15.4%	15.3%	15.9%	15.2%
Health	14.1%	14.4%	14.7%	13.6%	13.9%	13.2%	14.1%
Total Bookings							
Total Bookings TCV ($Mn) Note 3	14,315	3,955	3,514	3,561	3,284	14,907	3,607
Large deal TCV ($Mn) Note 4	5,368	1,763	961	1,489	1,154	4,573	1,191
Guidance ($Mn)	—	2,602 - 2,655	2,607 - 2,660	2,600 - 2,652	2,617-2,670	-	2,615–2,669
Guidance restated based on actual currency realized ($Mn)	—	2,591 – 2,644	2,575 – 2,628	2,618 – 2,670	2,612-2,665	-	2,624–2,678
Revenues performance against guidance ($Mn)	—	2,597	2,629	2,660	2,626	-	2,657

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	FY 24 – 25					FY 23– 24	
	FY	Q4	Q3	Q2	Q1	FY	Q4
Customer size distribution (TTM)							
> $100Mn	17	17	18	21	22	22	22
> $75Mn	28	28	30	30	29	32	32
> $50Mn	44	44	42	42	43	45	45
> $20Mn	111	111	114	117	117	116	116
> $10Mn	181	181	187	186	192	205	205
> $5Mn	289	289	290	297	301	301	301
> $3Mn	398	398	403	411	407	409	409
> $1Mn	716	716	722	733	735	741	741
Revenue from Existing customers %	99.0%	98.1%	98.8%	99.4%	99.7%	98.9%	97.8%
Number of new customers	197	63	63	28	43	229	60
Total Number of active customers	1,282	1,282	1,299	1,342	1,364	1,371	1,371
Customer Concentration							
Top customer	4.3%	4.4%	4.5%	4.1%	4.0%	3.0%	3.8%
Top 5	14.0%	14.5%	14.3%	14.0%	13.6%	13.0%	13.4%
Top 10	23.3%	24.2%	23.7%	22.9%	22.5%	21.4%	22.0%
% of Revenue							
USD	62%	63%	62%	61%	61%	60%	60%
GBP	10%	10%	10%	11%	11%	11%	11%
EUR	10%	9%	10%	10%	10%	10%	10%
INR	4%	4%	4%	4%	4%	5%	5%
AUD	4%	3%	4%	4%	4%	4%	4%
CAD	3%	3%	3%	3%	3%	3%	3%
Others	7%	8%	7%	7%	7%	7%	7%
Closing Employee Count	233,346	233,346	232,732	233,889	232,911	232,614	232,614
Sales & Support Staff (IT Services)	15,230	15,230	15,311	15,336	15,539	15,601	15,601
Utilization Note 5							
Net Utilization (Excluding Trainees)	85.6%	84.6%	83.5%	86.4%	87.7%	84.8%	86.9%
Attrition							
Voluntary TTM (IT Services excl. DOP)	15.0%	15.0%	15.3%	14.5%	14.1%	14.2%	14.2%
DOP % — Post Training Quarterly	7.8%	7.7%	7.1%	7.9%	8.3%	9.1%	8.9%

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B

Revenue Mix Note 5

	FY 24 – 25					FY 23– 24	
	FY	Q4	Q3	Q2	Q1	FY	Q4
Revenue from FPP	56.6%	55.5%	56.7%	56.7%	57.6%	59.2%	58.9%
Offshore Revenue — % of Services	60.1%	62.1%	60.8%	59.8%	57.9%	59.9%	60.4%

C

Growth Metrics

for the Quarter and Year ended March 31, 2025 Note 1

	Q4'25 Reported QoQ%	Q4'25 Reported YoY%	Q4'25 CC QoQ%	Q4'25 CC YoY%	FY'25 Reported YoY%	FY'25 CC YoY%
IT Services	-1.2%	-2.3%	-0.8%	-1.2%	-2.7%	-2.3%
Strategic Market Units						
Americas 1	0.3%	5.4%	0.2%	6.0%	2.8%	3.2%
Americas 2	-1.2%	-2.7%	-1.0%	-1.8%	-1.1%	-0.7%
Europe	-3.3%	-8.3%	-2.5%	-6.9%	-7.4%	-7.1%
APMEA	-0.7%	-7.3%	1.0%	-4.9%	-9.8%	-8.9%
Sectors						
Banking, Financial Services and Insurance	-1.0%	-0.2%	-0.5%	0.8%	-0.3%	-0.1%
Consumer	-1.6%	-1.2%	-1.3%	0.0%	-0.9%	-0.4%
Energy, Manufacturing & Resources	0.6%	-8.7%	1.1%	-7.0%	-10.5%	-9.6%
Tech and Comms	-1.5%	-2.4%	-0.9%	-1.1%	-6.5%	-5.9%
Health	-3.1%	-0.2%	-3.1%	0.1%	4.0%	4.1%

Annexure to Datasheet

D

Segment-wise breakup of Cost of Revenues, S&M and G&A

Q4 FY24-25 (INR Mn)

Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	154,463	856	206	155,525
Selling and marketing expenses	15,096	-33	2	15,065
General and administrative expenses	15,624	-38	3	15,589
Total	185,183	785	211	186,179

Note 1: Constant currency (CC) for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period

Note 2: IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Note 3: Total Bookings refers to the total contract value of all orders that were booked during the period including new orders, renewals, and changes to existing contracts. Bookings do not reflect subsequent terminations or reductions related to bookings originally recorded in prior fiscal periods. Bookings are recorded using then-existing foreign currency exchange rates and are not subsequently adjusted for foreign currency exchange rate fluctuations. The revenues from these contracts accrue over the tenure of the contract. For constant currency growth rates, refer note 1

Note 4: Large deal bookings constitute of deals greater than or equal to $30 million in total contract value terms

Note 5: IT Services excluding DOP (Digital Operations and Platforms) and entities which are not integrated in Wipro limited systems at the beginning of current fiscal year.

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